

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Via E-mail
Maurice Sale
President
Xtralink Corporation
7582 Las Vegas Blvd South, Suite 325
Las Vegas, NV 89123

> **Re: Xtralink Corporation**
> **Registration Statement on Form 10**
> **Filed September 30, 2011**
> **File No. 000-54508**

Dear Mr. Sale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please note that this filing will become effective automatically 60 days after the date you initially filed it. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding. If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

Explanatory Note, page 2

2.   Please note that Regulation 13A is not a provision in the Exchange Act. If you are intending to refer to the reporting obligations under Section 13(a) of the Exchange Act, please revise.

Item 1. Business, page 2

Business of Issuer, page 2

3.   In the third sentence and elsewhere throughout your document you refer to yourself or your sole director in the plurality. For example, on page 4 you state that your "sole officer and director are engaged in outside business activities." Please revise your document to present the information in an understandable manner.

4.   Refer to the second paragraph. Please clarify the perceived advantages you refer to, particularly given the requirements of Form 8-K Item 2.01(f) and the risk of assuming any unknown liabilities that might be associated with your company.

5.   You disclose in the second full paragraph on page 3 that your due diligence will encompass an "inspection of [y]our facilities." Please clarify why you are inspecting your own facilities for purposes of a business combination.

6.   Please clarify how you intend to indemnify a business combination as you disclose in the last sentence of the penultimate paragraph on page 3.

Item 1A. Risk Factors, page 5

7.   Please include a risk factor related to your reliance on advances from your President for your operations, given that your financials indicate that you have no assets.

There may be conflicts of interest…, page 5

8.   Refer to the penultimate sentence in this risk factor. Please clarify:
        • How the "members of management" are involved in determining how to proceed with the transaction; and
        • What procedure you will follow to confirm that the process is truly arbitrary.

There are relatively low barriers…, page 6

9.   Please tell us your basis for the statement that your registration statement becomes effective "[a]ssuming no comments are received." Refer to Section 12(g)(1) of the Exchange Act.

Management intends to devote…, page 6

10.   Please quantify the amount of time that management will devote to your affairs.

We are a shell company…, page 7

11.   Please reconcile the date in the first sentence with exhibit 3.1.

We have not identified a specific…, page 7

12.   Please expand your risk factor to disclose that you have made no efforts toward identifying a possible business combination.

Our business may have…, page 8

13.   Please disclose, if true, that you have no assets.

We cannot assure you…, page 8

14.   Please identify the "SEC rule" that you refer to in this section.

There is currently no trading market…, page 9

15.   With a view to disclosure, please tell us which provisions of the securities laws require that you obtain effectiveness of a registration statement under the Securities Act for purposes of developing a public trading market.

16.   We note your reference to the January 21, 2000 Wulff Letter. This letter was codified with some modifications in Securities Act Rule 144(i). See Securities Act Release 33-8869 (December 6, 2007) Section II.F.6. Please revise.

There are issues impacting…, page 9

17.   Please clarify your disclosure to indicate how a PIPE transaction is relevant to you.

18.   The risks that you describe in the last paragraph of this risk factor do not appear to be based on any specific legal authority. It is therefore unclear how you conclude that the disclosure is not misleading. Please revise.

Stockholders may engage…, page 10

19.   Please clarify the nature of the transaction you describe that would result in the repurchase of your shares.

Management's Discussion and Analysis…, page 11

20.   You indicate in the fifth paragraph that you have a firm commitment from your President for additional funding. Please disclose the terms of this commitment, including any

interest, limits on funding, remedies for breach, and whether this is an oral or written agreement. To the extent that this is a written agreement, please file it as an exhibit.

21. Please reconcile your disclosure in the seventh paragraph that you are "currently devoting [y]our efforts to locating merger candidates" with your disclosure on page 2 that you have made no efforts to identify a business combination.

Item 5. Directors and Executive Officers, page 12

22. We note that the term of your President has expired. Please update.

23. Please disclose the business experience of your president during the last five years. In addition, disclose the specific experience that led to the conclusion that he should serve as your director. Refer to Regulation S-K Item 401(e).

Item 6. Executive Compensation, page 13

Other Compensation, page 13

24. You disclose in the second paragraph that the shares were issued for expenses paid by your president. It is therefore unclear why you are including this amount in your Summary Compensation Table, given Regulation S-K Item 402(a)(2) that the compensation covered is for services rendered. In this regard, we also note section 1 of exhibit 10.1. Please advise or revise.

Item 10. Recent Sales…, page 14

25. Please reconcile the date in the first sentence with your disclosure in the third paragraph on page 14.

Item 15. Financial Statements and Exhibits, page 27

26. Please file a copy of your articles. Refer to Regulation S-K Item 601(b)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director